UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 11)

Caribou Coffee Company, Inc.

(Name of Subject Company (Issuer))

JAB Beech Inc.

Pine Merger Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Joachim Creus

JAB Beech Inc.

2200 Pennsylvania Avenue NW

Washington, DC 20037

Tel: (202) 507-5838

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$339,467,568	$46,304

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $16.00 (i.e., the tender offer price) by (y) 21,216,723, the estimated maximum number of shares of the Company common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,304	Filing Party: JAB Beech Inc.
Form or Registration No.: Schedule TO	Date Filed: December 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 11 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 21, 2012 (as amended on December 26, 2012, December 28, 2012, December 31, 2012, January 2, 2013, January 3, 2013, January 4, 2013, January 8, 2013, January 9, 2013, January 10, 2013 and January 14, 2013, “Schedule TO”) relating to the offer by JAB Beech Inc., a Delaware corporation (“Parent”) and Pine Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Caribou Coffee Company, Inc., a Minnesota corporation (the “Company”), at a price of $16.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“At 12:00 midnight, New York City time, on January 22, 2013, the Offer expired as scheduled. Parent was advised by the Depositary that, as of the expiration of the Offer, a total of 13,554,419 Shares were validly tendered and not withdrawn in the tender offer, representing approximately 63.9% of the currently outstanding Shares on a fully diluted basis (including 945,361 Shares delivered through Notices of Guaranteed Delivery, representing approximately 4.5% of the Shares outstanding on a fully diluted basis).

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the Offer and will promptly make payment to the Depositary for such Shares.

Purchaser currently intends to exercise its Top-Up Option, pursuant to which the Company will issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent could effect a short-form merger under applicable Minnesota law. Accordingly, Parent delivered a notice of such intent to the Company and pursuant to the Merger Agreement, the consummation of the Top-Up transaction will take place on January 24, 2013.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. Accordingly, Purchaser and Parent intend to effect a short-form merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (ii) Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company and (iii) Shares held by Company shareholders who properly demand and perfect dissenters’ rights under Minnesota law, will automatically be converted into the right to receive the Offer Price. All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist.

On January 23, 2013, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(O) to the Schedule TO and is incorporated herein by reference.”

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published December 21, 2012 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated December 17, 2012 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(a)(5)(B)*	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(C)*	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(D)*	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(E)*	Order Granting Companioning of Cases, issued December 21, 2012 by District Court of the State of Minnesota, Fourth Judicial District

(a)(5)(F)*	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012

(a)(5)(G)*	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(H)*	Amended Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012

(a)(5)(I)*	Complaint filed by Thomas McCormack, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(J)*	Complaint filed by Delmar Bishop, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(K)*	Complaint filed by Ryan David Harrigill, in the District Court of the State of Minnesota, Fourth Judicial District on January 2, 2013

(a)(5)(L)*	Complaint filed by Steven Morgan in the United States District Court, District of Minnesota on January 7, 2013

(a)(5)(M)*	Complaint filed by Bipin Agarwal in the United States District Court, District of Minnesota on January 8, 2013

(a)(5)(N)*	Memorandum of Understanding, entered into as of January 14, 2013, by and among Defendants Caribou Coffee Company, Inc., JAB Beech Inc., Pine Merger Sub, Inc., Michel J. Tattersfield, Gary A. Graves, Kip R. Caffey, Sarah Palisi Chapin, Philip H. Sanford, Charles H. Ogburn and Wallace B. Doolin, and Plaintiffs Greentech Research LLC, James Randolph Richeson, Suketu Shah, Jay Schufman, Mary Arciero, Thomas McCormack, Delmar Bishop, and Ryan David Harrigill on behalf of themselves and as putative representatives of the absent members of the alleged class that the plaintiffs purport to represent

(a)(5)(O)	Press Release of Parent dated January 23, 2013

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2012, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2013

JAB BEECH INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

PINE MERGER SUB, INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published December 21, 2012 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated December 17, 2012 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(a)(5)(B)*	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(C)*	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(D)*	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(E)*	Order Granting Companioning of Cases, issued December 21, 2012 by District Court of the State of Minnesota, Fourth Judicial District

(a)(5)(F)*	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012

(a)(5)(G)*	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(H)*	Amended Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012

(a)(5)(I)*	Complaint filed by Thomas McCormack, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(J)*	Complaint filed by Delmar Bishop, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(K)*	Complaint filed by Ryan David Harrigill, in the District Court of the State of Minnesota, Fourth Judicial District on January 2, 2013

(a)(5)(L)*	Complaint filed by Steven Morgan in the United States District Court, District of Minnesota on January 7, 2013

(a)(5)(M)*	Complaint filed by Bipin Agarwal in the United States District Court, District of Minnesota on January 8, 2013

(a)(5)(N)*	Memorandum of Understanding, entered into as of January 14, 2013, by and among Defendants Caribou Coffee Company, Inc., JAB Beech Inc., Pine Merger Sub, Inc., Michel J. Tattersfield, Gary A. Graves, Kip R. Caffey, Sarah Palisi Chapin, Philip H. Sanford, Charles H. Ogburn and Wallace B. Doolin, and Plaintiffs Greentech Research LLC, James Randolph Richeson, Suketu Shah, Jay Schufman, Mary Arciero, Thomas McCormack, Delmar Bishop, and Ryan David Harrigill on behalf of themselves and as putative representatives of the absent members of the alleged class that the plaintiffs purport to represent

(a)(5)(O)	Press Release of Parent dated January 23, 2013

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2012, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed